SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  :  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 31 October 2005

APRA Monthly Banking Statistics

ANZ today confirmed the Monthly Banking Statistics for September 2005, to be released today by the Australian Prudential Regulation Authority (APRA), will contain a reclassification of ANZ’s Mortgage Equity Manager Loans.

ANZ had previously classified A$7.8 billion in Equity Manager Loans as “Households – Other Credit”.  However, to bring ANZ’s classification into line with industry practice ANZ is now reporting the substantial majority of Equity Manager Loans as “Households – Housing”.  The balances transferred are:

	September	August
Housing – owner occupied	4,521	4,478
Housing – investment	3,314	3,283
Total	7,835	7,761

The change is a reclassification only and does not change total lending performance.  ANZ is currently working with APRA to restate prior period balances based on the reclassification.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards Head of Corporate Communications Tel: 03-9273 6955 or 0409-655 550 Email: paul.edwards@anz.com	Stephen Higgins Head of Investor Relations Tel: 03-9273 4185 or 0417-379 170 Email: higgins@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Company Secretary’s Office Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne, VIC 3000 Phone 61 3 9273 6141 Fax 61 3 9273 6142 www.anz.com

7 November 2005

The Manager

Company Announcements
Australian Stock Exchange
Level 10, 20 Bond Street
Sydney NSW 2000

Advice of Dividend and AGM Dates for 2005 and 2006

As previously announced, the 2005 Final Dividend and 2005 Annual General Meeting dates are as follows:

2005 Final Dividend

Ex-Date:	8 November 2005
Record Date:	14 November 2005
Payment Date:	16 December 2005

2005 Annual General Meeting

The 2005 Annual General Meeting of the Company will be held in Adelaide on Friday, 16 December 2005.

In addition, Australia and New Zealand Banking Group Limited advises the following proposed dates for 2006.  These dates may be subject to change.  If a decision is made to change any dates, the Australian Stock Exchange will be notified accordingly.

2006 Interim Dividend

Announcement of interim results:	27 April 2006
Ex-Date:	15 May 2006
Record Date:	19 May 2006
Payment Date:	3 July 2006

2006 Final Dividend

Announcement of annual results:	26 October 2006
Ex-Date:	9 November 2006
Record Date:	15 November 2006
Payment Date:	15 December 2006

15 04/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

2006 Annual General Meeting

The 2006 Annual General Meeting of the Company will be held in Sydney on Friday, 15 December 2006.

Yours faithfully

John Priestley
Company Secretary

Corporate Communications Level 22, 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release:  8 November 2005

ANZ appoints new Head of Diversity

ANZ today announced the appointment of Ms Fiona Krautil as Head of Diversity reporting to Mr Shane Freeman, Group General Manager People Capital.

From 1999 to 2004 Ms Krautil was Director of the Equal Opportunity for Women in the Workplace Agency, the Australian Government’s agency for the advancement of women in the workplace. Since 2004, Ms Krautil has been Chief Executive Officer for the Asthma Foundation of NSW.

Commenting on the appointment Mr Freeman said: “We have already made good progress in advancing our agenda around diversity and women in the workplace having been named the Leading Organisation for the Advancement of Women* this year by the Australian Government.

“There is however still a great deal to do and Fiona’s background and her passion for the advancement of diversity and women in the workplace is ideally matched to the challenge ANZ has in taking our agenda to the next level,” he said.

Ms Krautil will commence in early January 2006 and will be based in Sydney.

For media enquiries contact:

Kate Gore

Media Relations Manager

Tel:  03-9273 6190 or 0409-655 551

Email: gorek@anz.com

* For organisations of more than 500 employees.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
John Priestley
Company Secretary

Date 21 November 2005